Three Bentall Centre
Suite 3100, PO Box 49143
595 Burrard Street
Vancouver, B.C. V7X 1J1

2013	Notice of Annual General Meeting of Shareholders

ANNUAL GENERAL	Management Information Circular

MEETING	Form of Proxy

Audited Financial Statements and Notes Thereto

Annual Financial Statement Request Form

Place:	Sutton Place Hotel
Versailles A Room
845 Burrard Street
Vancouver, British Columbia

Time:	2:00 p.m. (Vancouver time)

Date:	June 14, 2013

B2GOLD CORP.

CORPORATE DATA	Head Office

Suite 3100, Three Bentall Centre
595 Burrard Street, PO Box 49143
Vancouver, British Columbia V7X 1J1

Directors and Officers

Robert Cross – Chairman and Director
Robert Gayton – Director
Barry Rayment – Director
Jerry Korpan – Director
John Ivany – Director
Bongani Mtshisi – Director
Michael Carrick – Director

Clive Johnson – Chief Executive Officer, President and Director
Roger Richer – Executive Vice President, General Counsel and Secretary
Mark Corra – Senior Vice President Finance and Chief Financial Officer
Tom Garagan – Senior Vice President Exploration
Dennis Stansbury – Senior Vice President Development & Production
George Johnson – Senior Vice President Operations
Ian MacLean – Vice President Investor Relations
William Lytle – Vice President-Country Manager, Namibia
Dale Craig – Vice President Operations
Peter Ozorio – Treasurer
Eduard Bartz – Controller

Registrar and Transfer Agent

Computershare Investor Services Inc.
2nd Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9

Computershare Investor Services Inc.
9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1

Legal Counsel

Lawson Lundell LLP
1600 – 925 West Georgia Street
Vancouver, British Columbia V6C 3L2

Auditor

PricewaterhouseCoopers LLP, Chartered Accountants
Suite 200, 250 Howe Street
Vancouver, British Columbia V7Y 1L3

Listing

Toronto Stock Exchange: Symbol “BTO”
OTCQX: Symbol “BGLPF”
Namibian Stock Exchange: Symbol “B2G”

B2GOLD CORP.
NOTICE OF ANNUAL GENERAL MEETING
to be held June 14, 2013

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the Shareholders of B2GOLD CORP. (the “Company”) will be held in the Versailles A Room, Sutton Place Hotel, 845 Burrard Street, Vancouver, British Columbia on Friday, June 14, 2013 at 2:00 p.m. (Vancouver time) for the following purposes:

1.	To receive and consider the consolidated financial statements for the fiscal year ended December 31, 2012, together with the auditor’s report thereon.

2.	To set the number of Directors of the Company at eight.

3.	To elect Directors of the Company for the ensuing year.

4.	To appoint the Auditor of the Company for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditor.

5.	To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

The Board of Directors has fixed the close of business on May 10, 2013 as the record date for determining shareholders who are entitled to receive notice and to vote at the Meeting. No person who becomes a shareholder of the Company after the record date will be entitled to vote or act at the Meeting or any adjournment thereof. Accompanying this Notice of Meeting are: (i) the consolidated financial statements of the Company for the fiscal year ended December 31, 2012, together with the auditor’s report thereon, and the related management’s discussion and analysis; (ii) the management information circular; (iii) a form of proxy; and (iv) an annual financial statement request form.

The accompanying management information circular provides information relating to the matters to be addressed at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1600 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, during normal business hours up to June 14, 2013, being the date of the Meeting, as well as at the Meeting.

If you are a registered shareholder and are unable to attend the Meeting in person, in order for your proxy to be valid and your votes to be counted, you must date, execute and return the accompanying form of proxy to the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1 (Attn: Proxy Department), by not later than 2:00 p.m. (Vancouver time) on Wednesday, June 12, 2013, or if the Meeting is adjourned, not later than 48 hours (excluding Saturdays and holidays) before the time for holding the adjourned meeting.

If you are a non-registered shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. If you are a non-registered shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

DATED at Vancouver, British Columbia, this 13th day of May, 2013.

BY ORDER OF THE BOARD

“Clive Johnson”

Clive Johnson
President, Chief Executive Officer
and Director

B2GOLD CORP.
INFORMATION CIRCULAR

Dated as of May 13, 2013

SOLICITATION OF PROXIES

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by the management of B2Gold Corp. (the “Company”) for use at the Annual General Meeting of shareholders of the Company to be held on June 14, 2013 (the “Meeting”) at 2:00 p.m. (Vancouver time) in the Versailles A Room, Sutton Place Hotel, 845 Burrard Street, Vancouver, British Columbia or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by the directors, officers and regular employees of the Company at a nominal cost to the Company. All costs of solicitation by directors, officers and regular employees of the Company will be borne by the Company.

The contents and the sending of this Information Circular have been approved by the Directors of the Company. The Company reports in United States dollars. All references to “C$”, “$” or “dollars” in this Information Circular refer to Canadian dollars unless otherwise indicated. References to “US$” or “U.S. dollars” are used to indicate United States dollar values.

VOTING BY PROXIES

The form of proxy accompanying this Information Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. As at the date of this Information Circular, management is not aware of any such amendments or variations, or of other matters to be presented for action at the Meeting.

If the instructions in a proxy given to the proxy nominee are certain, the common shares represented by proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any poll as specified in the proxy with respect to the matter to be acted on. If a choice is not so specified with respect to any such matter, the common shares represented by a proxy given to the proxy nominee will be voted in favour of the resolutions referred to in the form of proxy accompanying this Information Circular and for the election of the nominees of management for Directors and for the appointment of the Auditor. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for him or her and on his or her behalf at the Meeting other than the persons designated in the form of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy and striking out the names now designated.

A proxy will not be valid unless it is signed by the registered shareholder, or by the registered shareholder’s attorney with proof that they are authorized to sign. If you represent a registered shareholder that is a corporation or an association, your proxy should have the seal of the corporation or association, and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual registered shareholder, or as an officer or attorney of a registered shareholder that is a corporation or association, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form.

If you are voting by proxy, send your completed proxy by fax or mail to the Company’s transfer agent, Computershare Investor Services Inc. (“Computershare”) at 9th Floor, 100 University Avenue, Toronto, Ontario, Canada M5J 2Y1, or by fax at 1-866-249-7775 in Canada and the United States and 001-416-263-9524 outside of Canada and the United States. You may also vote on the internet or by phone by following the instructions set out in the form of proxy. Computershare must receive your proxy by 2:00 p.m. (Vancouver time) on June 12, 2013, or two business days before the Meeting is reconvened if the Meeting is adjourned. Late proxies may be accepted or by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

REVOCABILITY OF PROXIES

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his or her attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation. To be valid, an instrument of revocation must be received by the registered office of the Company by fax at (604) 669-1620, by mail or by hand at Lawson Lundell LLP, 1600 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof, or provided to the Chairman of the Meeting on the day fixed for the Meeting or any adjournment thereof by not later than the time fixed for commencement of such Meeting. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Only registered shareholders have the right to revoke a proxy. Non-registered shareholders can change their vote by contacting your intermediary right away so they have enough time prior to the Meeting to arrange to change the vote and, if necessary, revoke the proxy.

INFORMATION FOR NON-REGISTERED SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders of the Company as a substantial number of shareholders do not hold their common shares in their own names.

This Information Circular and the accompanying materials are being sent to registered shareholders and non-registered shareholders, that is shareholders of the Company who hold common shares through a broker, agent, nominee or other intermediary (collectively, the “Beneficial Shareholders”). Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the share register of the Company will be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then, in almost all cases, those common shares will not be registered in the shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of an intermediary, typically the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.), which company acts as a nominee for many Canadian brokerage firms. Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client may only be voted (for or against resolutions) in accordance with instructions received from the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for Beneficial Shareholders.

Additional Information for Beneficial Holders

Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provisions of National Instrument 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agent.

Securities regulatory policies require brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Each broker or intermediary has its own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.

Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly to such NOBOs. If you are a Beneficial Shareholder, and the Company or its agent has sent these materials directly to you, your name, address and information about your holdings of common shares have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the common shares on your behalf.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of common shares must be communicated to Broadridge) well in advance of the Meeting in order to have the common shares voted at the Meeting on your behalf.

Accordingly, each Beneficial Shareholder should:

(a)	carefully review the voting information form and voting procedures that the shareholder’s broker, agent, nominee or other intermediary has furnished with this Information Circular; and

(b)	provide instructions as to the voting of the shareholder’s common shares in accordance with those voting procedures.

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the voting instruction form provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker. Beneficial Shareholders who have questions or concerns regarding any of these procedures may also contact their broker, agent, nominee or other intermediary. It is recommended that inquiries of this kind be made well in advance of the Meeting.

All references to shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The board of directors of the Company (the “Board” or the “Board of Directors”) has fixed May 10, 2013 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment thereof. As at May 10, 2013, 647,983,653 common shares in the capital of the Company were issued and outstanding. Each common share outstanding on the record date carries the right to one vote. The Company will arrange for the preparation of a list of the holders of its common shares on such record date. Each shareholder named in the list will be entitled to one vote at the Meeting for each common share shown opposite such shareholder’s name.

Under the Company’s Articles, the quorum for the transaction of business at the Meeting is two persons present in person, each being a shareholder entitled to vote at the Meeting or a duly appointed proxyholder or representative for shareholder so entitled, representing at least 5% of the issued and outstanding common shares of the Company entitled to be voted at the Meeting.

To the knowledge of the Directors and senior officers of the Company, and based upon the Company’s review of the records maintained by Computershare, electronic filings with the System for Electronic Document Analysis and Retrieval (“SEDAR”) and insider reports filed with the System for Electronic Disclosure by Insiders, as at May 10, 2013, only the following shareholder beneficially owns, controls or directs, directly or indirectly, common shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

Name of Shareholder	Number of Shares	Percentage
Fidelity(1)	75,238,824	11.61%

Note:

(1)

The common shares of the Company reflected in the table above are held by Fidelity through Fidelity Management & Research Company, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company, Strategic Advisors Incorporated and FIL Limited.

ELECTION OF DIRECTORS

The Articles of the Company provide that the number of directors to be elected will be the number determined by ordinary resolution. The Board of Directors presently consists of eight directors, all of whom are being proposed for re-election at the Meeting. Accordingly, the Board of Directors is recommending that the number of directors of the Company be set at eight. Each of the eight persons whose name appears below is proposed by the Board of Directors to be nominated for election as a director of the Company to serve until the next annual general meeting of the Company or until he sooner ceases to hold office.

Majority Voting for Directors

The Board has adopted a policy (“Majority Voting Policy”) that requires any nominee for election as a director who receives a greater number of votes “withheld” than votes “for” to tender his or her resignation to the Chair of the Board of Directors promptly following the Meeting. The Corporate Governance and Nominating Committee will consider the resignation and make a recommendation to the Board. The Board of Directors will make its final decision and announce the decision in a news release within 90 days following the Meeting. The applicable director will not participate in any deliberations regarding the resignation offer. This policy does not apply if there is a contested director election.

Nominees

The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Each Director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia). Management does not contemplate that any of the proposed nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, the common shares represented by properly executed proxies given in favour of management’s nominee(s) may be voted by the person designated by management of the Company in the enclosed form of proxy, in their discretion, in favour of another nominee.

The following table, including the notes thereto, sets forth information with respect to each person proposed to be nominated for election as a director, including their municipality, province or state and country of residence, position with the Company, their present and past principal occupation or employment for the past five years, the date of first appointment as a director and the number of common shares of the Company beneficially owned, or controlled or directed, directly or indirectly, by such person as at the date of this Information Circular.

Name, Position, Province/State and Country of Residence (1)	Principal Occupation and Occupation During the Past 5 Years (1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed (2)
Clive Johnson, Director, President & Chief Executive Officer(7) British Columbia, Canada	President & Chief Executive Officer of the Company; formerly the Chairman, President & Chief Executive Officer of Bema Gold Corporation	December 17, 2006	8,938,814(3)
Robert Cross, Director, Chairman (5)(6) British Columbia, Canada	Serves as independent director and, in some cases, non-executive Chairman of public companies, principally in the resource sector	October 22, 2007	2,454,848
Robert Gayton, Director (4)(5) British Columbia, Canada	Consultant to various public companies since 1987; formerly Vice President of Finance with Western Silver Corporation from 1995 to 2004	October 22, 2007	453,000
Barry Rayment, Director (4)(5)(7) California, USA	Mining industry consultant; formerly President of Mining Assets Corporation from 1993 to 2010	October 22, 2007	600,000
John Ivany, Director (4)(6) British Columbia, Canada	Retired; formerly Executive Vice President of Kinross Gold Corporation from 1995 to 2006	November 20, 2007	800,000
Jerry Korpan, Director(7) London, England	Director of several public mining companies; formerly Managing Director of Yorkton Securities in London, England	November 20, 2007	1,000,000
Bongani Mtshisi Johannesburg, South Africa	CEO of BSC Resources Ltd. from October 2005 to present	December 22, 2011	37,600
Michael Carrick Perth, Australia	Chairman of RTG Mining Inc.; former President and CEO of CGA Mining Limited	January 31, 2013	Nil

Notes:

(1)	The information as to the residency and principal occupation, not being within the knowledge of the Company, has been furnished by the respective Directors individually.
(2)

The information as to common shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective Directors individually.

(3)

In addition to the common shares of the Company held by Clive Johnson as noted in the table above, Mr. Johnson is also a trustee of the B2Gold Incentive Plan that holds 3,455,000 common shares of the Company. The common shares are held pursuant to a declaration of trust dated June 29, 2007 between the Company and the trustees, which was established, prior to the Company becoming a reporting issuer, to hold common shares of the Company purchased by the trustees to be allocated to directors, officers, employees and service providers of the Company as determined by the trustees. See Footnote 2 to the table of Shareholdings of Directors and Executive Officers below.

(4)	Member of the Audit Committee.
(5)	Member of the Compensation Committee.
(6)	Member of the Corporate Governance and Nominating Committee.
(7)	Member of the Health, Safety, Environmental & Social Committee.

Shareholdings of Directors and Executive Officers

As at the date of this Information Circular, the Directors of the Company, as a group, beneficially owned, or controlled or directed, directly or indirectly, 14,284,262 common shares, representing approximately 2.2% of the issued and outstanding common shares of the Company. The executive officers of the Company as set out below, as a group, beneficially owned, or controlled or directed, directly or indirectly, 30,912,259 common shares, representing approximately 4.8% of the issued and outstanding common shares of the Company.

Name	Position with the Company	Number of Shares Beneficially Owned, Controlled or Directed(1)
Clive Johnson	President, Chief Executive Officer and Director	8,938,814(2)
Mark Corra	Senior Vice President of Finance and Chief Financial Officer	5,833,667(2)
Roger Richer	Executive Vice President, General Counsel and Secretary	5,579,917(2)
Tom Garagan	Senior Vice President of Exploration	5,839,917(2)
Dennis Stansbury	Senior Vice President of Development and Production	4,073,609
George Johnson	Senior Vice President of Operations	646,335

   Notes:

(1)

The information as to common shares beneficially owned, or controlled or directed, directly or indirectly, not being within the knowledge of the Company, has been furnished by the respective executive officers individually.

(2)

Messrs. Johnson, Richer, Corra and Garagan were the founders of the Company and are the trustees of the B2Gold Incentive Plan (the “Trustees”) that holds 3,455,000 common shares of the Company. The number of common shares beneficially owned, or controlled or directed, directly or indirectly by each of Messrs. Johnson, Richer, Corra and Garagan as set forth in the table above does not include 863,750 common shares (an aggregate of 3,455,000 common shares) that are held pursuant to a declaration of trust dated June 29, 2007 between the Company and the Trustees, which was established, prior to the Company becoming a reporting issuer, to hold common shares of the Company purchased by the Trustees to be allocated to directors, officers, employees and service providers of the Company as determined by the Trustees.

Cease Trade Orders or Bankruptcies

Except as outlined below:

(a)

no proposed director is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(i)

was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

(b)	no proposed director:

(i)

is, as at the date of this Information Circular, or has been within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that, while that person was acting in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(ii)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Robert Gayton, a Director of the Company, was a director and officer of Newcoast Silver Mines Ltd. at the date of a cease trade order issued by the British Columbia Securities Commission (“BCSC”) on September 30, 2003 and by the Alberta Securities Commission (“ASC”) on October 31, 2003 for failure to file financial statements. The orders were revoked on October 23, 2003 and March 25, 2004, respectively.

John Ivany, a Director of the Company, was an officer of Kinross Gold Corporation at the date of a cease trade order issued by the Ontario Securities Commission on April 14, 2005, which superseded a temporary cease trade order dated April 1, 2005 for failure to file its financial statements. The order was revoked on February 22, 2006.

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors, officers and shareholders holding a sufficient number of securities of the Company to affect materially control of the Company.

Penalties or Sanctions

Except as outlined above under “Cease Trade Orders or Bankruptcies” and as set forth below, no proposed director has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

John Ivany, a Director of the Company, was the subject of enforcement proceedings by the ASC in Re: Cartaway Resources Corp. In its order dated February 22, 2001, the ASC found that Mr. Ivany, as Chief Executive Officer of Cartaway Resources Corp., had allowed the issuance of a press release that contained a material factual error in violation of the securities laws of the Province of Alberta. As a result, Mr. Ivany was prohibited from acting as a director or officer of any “junior issuer” for a period of five years and ordered to pay costs in the amount of $20,000.

Mr. Ivany was also subject to a ruling by the BCSC dated December 19, 1990 in connection with his position as a director and officer of Prime Resources Corporation (“Prime”) and Calpine Resources Inc. (“Calpine”). The BCSC found that Prime and Calpine, as applicable, contravened the Securities Act (British Columbia) by: (a) failing to provide material disclosure of drilling results prior to granting or repricing options; (b) failing to disclose, on a timely basis, information regarding a private placement by Calpine where Prime was the purchaser of two million units and the effect of the private placement on the control of Calpine. Calpine was also found to have misled the Vancouver Stock Exchange by representing that the private placement was to be brokered by Prime Equities and that there were no material changes in the affairs of Calpine not previously disclosed; and (c) failing to disclose, on a timely basis, a default by Canarim Investment Corporation under a guaranteed agency agreement in respect of one million units under a public offering of Prime. The BCSC ruling suspended Mr. Ivany from trading in shares for a period of one year through the removal of trading exemptions under the Securities Act (British Columbia).

The foregoing information, not being within the knowledge of the Company, has been furnished by the respective directors.

APPOINTMENT OF AUDITOR

Management of the Company will propose the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Auditor of the Company to hold office until the next annual meeting of the Company and will also propose that the Directors of the Company be authorized to fix the remuneration to be paid to the Auditor.

PricewaterhouseCoopers LLP were first appointed Auditor of the Company on September 18, 2007. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Auditor of the Company, and to authorize the Directors of the Company to fix their remuneration.

EXECUTIVE COMPENSATION

Named Executive Officers

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000 for that financial year; and

(d)

each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company nor acting in a similar capacity at the end of that financial year.

As at December 31, 2012, the Company had six Named Executive Officers: Clive Johnson, President and CEO; Mark Corra, Senior Vice President Finance and CFO; Roger Richer, Executive Vice President, General Counsel and Secretary; Tom Garagan, Senior Vice President of Exploration; George Johnson, Senior Vice President of Operations; and Dennis Stansbury, Senior Vice President of Development and Production.

The Company reports in United States dollars. However, all compensation awarded to, earned by, paid to, or payable to a Named Executive Officer is done so in Canadian dollars, unless otherwise stated.

Compensation Discussion & Analysis

Oversight of Compensation Program

The Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board of Directors with respect to the compensation of the Company’s executive officers. The Compensation Committee ensures that total compensation paid to all Named Executive Officers is fair, reasonable and competitive with the industry and is consistent with the Company’s compensation philosophy.

The Compensation Committee is responsible for the review and assessment of compensation arrangements for the Company’s executive officers and is authorized to approve terms of employment, salaries, bonuses, option grants and other incentive arrangements for the Company’s executive officers, and, where appropriate, any severance arrangements.

The Compensation Committee periodically reviews the management development and succession program established by our management and the organizational structure for management of the Company’s operations. The Compensation Committee reports to the Board of Directors on the committee’s functions and on the results of its reviews and any recommendations.

The members of the Compensation Committee are Robert Cross, Robert Gayton and Barry Rayment, all of whom are considered independent for the purposes of National Instrument 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”). All of the Compensation Committee members have significant experience with public companies and ongoing resource sector involvement. The skills and experience of each committee member that enable the Compensation Committee to make decisions on the suitability of the Company’s compensation policies and practices are as follows:

Robert Cross

Mr. Cross currently serves as an independent director and is a member of the corporate governance committee and compensation committee of several public companies that operate in the resource sector. He has over 25 years of experience in this capacity and in the investment banking industry.

Robert Gayton

Mr. Gayton currently serves as a director of several public and private companies. He was previously the Vice President of Finance with Western Silver Corporation from 1995 to 2004. He is also a member of the audit committee and compensation committee of several resource-based public companies and has served in this capacity for over 15 years.

Barry Rayment

Dr. Rayment is currently a mining industry consultant and a director of a public exploration and mining company and has over 40 years of experience as such. He is also a member of the aforementioned company’s audit committee and compensation committee.

Compensation Philosophy and Objectives

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success in alignment with long-term shareholder goals.

The Company’s compensation philosophy is based on the following fundamental principles:

1.	Compensation programs align with shareholder interests – the Company aligns the goals of executives with maximizing long term shareholder value;

2.	Performance sensitive – compensation for executive officers should be linked to operating and market performance of the Company and fluctuate with the performance; and

3.

Market competitive compensation – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all Named Executive Officers were developed based on the above-mentioned compensation philosophy and are as follows:

  to attract, retain, motivate and reward highly qualified executive officers with a history of proven success;

  to align the interests of executive officers with shareholders’ interests and with the execution of the Company’s business strategy; and

  to evaluate executive performance on the basis of key measurements that correlate to long-term shareholder value.

Maintaining Competitive Compensation

The Compensation Committee reviews compensation practices of similarly situated companies in determining compensation policy. Although the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on the Named Executive Officer’s role within the Company, it is primarily focused on remaining competitive in the market with respect to total compensation.

The base salaries of the Named Executive Officers were established by the Compensation Committee following a review of data related to compensation levels and general compensation programs of companies within the mining exploration and development industry. The Company adjusted the 2012 salaries of all executives in order to bring their compensation in line with market peers and maintain the Company’s competitiveness in the market. The Company considers the following companies as comparative companies: Alacer Gold Corp., Alamos Gold Inc., Argonaut Gold Inc., AuRico Gold Inc., Centerra Gold Inc., Eldorado Gold Corp., Golden Star Resources Ltd., High River Gold Mines Ltd., IAMGOLD Corporation, Nevsun Resources Ltd., New Gold Inc., Osisko Mining Corporation and Semafo Inc. The Compensation Committee also relies on the past experience of its members as officers and/or directors at other companies in similar lines of business as the Company in assessing compensation levels. Based on the information available to the Company, the total compensation for the Named Executive Officers for fiscal 2012 falls within the mid-range of the Company’s primary peer group.

Under the Company’s existing compensation program, base salary for each year and any incentive awards are determined in the first half of the year. In the event that a decision is made by the Compensation Committee to consider an increase in the compensation of the Named Executive Officers, the Compensation Committee will conduct a review of data related to compensation levels and general compensation programs of peer group companies, which companies will have similar business characteristics or compete with the Company for employees and investors, in order to:

  understand the competitiveness of current pay levels for each executive position relative to companies with similar revenues and business characteristics; and

  identify and understand any gaps that may exist between actual compensation levels and market compensation levels.

Compensation Consultants and Related Fees

In 2011, the Compensation Committee retained Coopers Consulting Ltd. to provide an independent compensation review of the executive officers and directors overall compensation package(s), including severance provisions. In February 2013, the Compensation Committee retained Mercer LLC to conduct a similar review of the executive officers and directors overall compensation package(s). The review was based on data from similarly situated mining companies, in terms of revenue, market capitalization, stage of development, scope of operations and employee headcount, to assist both management and the board to develop base salaries, performance based variable compensation, such as our annual short-term incentive program, and long term equity based incentives designed to support business objectives and enhance shareholder value as well as to assess the competitiveness of existing severance provisions.

Consultant	Financial Year Ending December 31	Executive Compensation Related Fees	All Other Fees
Mercer LLC	2013	$36,960	Nil
Coopers Consulting Ltd.	2011	$25,500	Nil

The Company also participated in the annual Mining Industry Salary Survey by Coopers Consulting Ltd. and PricewaterhouseCoopers LLP. The three surveys that the company participated in, being CEO Report – North America, Corporate Report – Canada, and Mine Site Report – Canada, provide comprehensive compensation practices specifically for mining companies in Canada and the United States.

Aligning the Interests of the Named Executive Officers with the Interests of the Company’s Shareholders

The Company believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the Named Executive Officers. The Company’s objective is to facilitate an increase in shareholder value through the achievement of these corporate goals under the leadership of the Named Executive Officers.

As the Named Executive Officers, as a group, beneficially own, or control or direct, directly or indirectly, approximately 4.8% of the issued and outstanding common shares of the Company (see “Shareholdings of Directors and Executive Officers”), the interests of the Named Executive Officers and the shareholders are clearly aligned, and participation by the Named Executive Officers in the stock option plan is not necessary to align the interests and any additional incentive that would result is not required. Accordingly, the Named Executive Officers have adopted a policy of not accepting stock options as a part of their compensation program.

As the primary activities of the Company have transitioned from mineral exploration to mine development and operation, the objectives of the Company have also been under consideration. At the current time, the Compensation Committee considers it appropriate to gauge the performance of the Named Executive Officers primarily on the stock market performance of the Company’s common shares, cost containment for mine development, profitability of mine operations and success at increasing the mineral reserve and resource inventory of the Company. As the Company has recently completed this transition stage, specific goals have not been set as the basis for increases in base salary or bonus determination. The Compensation Committee will reconsider the development of such goals for 2013.

A combination of fixed and variable compensation is used to motivate executives to achieve overall corporate goals. For the 2012 financial year, the executive officer compensation program consisted of a fixed salary and benefits, an annual short-term incentive program and longer-term incentives in the form of stock options and restricted share units. As outlined above, the Named Executive Officers have adopted a policy of not accepting stock options as part of their compensation.

Fixed salary and benefits comprise a considerable portion of the total cash-based compensation; however, annual incentives, including restricted share units, represent compensation that is “at risk”. The “at risk” component of the compensation program is intended to establish a direct link between executive compensation and the achievement of his or her applicable performance targets and the market performance of the Company’s common shares. To mitigate the risk that executives may focus on the short-term performance of the Company’s common shares at the expense of the Company’s long-term sustainability and performance, incentive bonuses for the 2012 financial year were awarded in the form of restricted share units that will vest in equal portions on the date of grant and the first and second anniversaries of the date of grant. The Company considers the risk of Named Executive Officers focusing on the short-term performance of the Company’s common shares at the expense of sustainable, mid to long-term growth of the Company to be minimal.

To date, no specific formulae have been developed to assign a specific weighting to each of these components. Instead, the Board of Directors considers each performance target and the Company’s performance and assigns compensation based on this assessment and the recommendations of the Compensation Committee.

Each element of the total targeted compensation is reviewed on an annual basis by the Compensation Committee for each Named Executive Officer, to ensure that the incentives are designed and implemented to align compensation with short term and long-term key corporate objectives and performance by the relevant Named Executive Officer.

Risk Management and Assessment

The Board and the Compensation Committee considers the implications of the risks associated with its compensation policies when determining the appropriate form of executive compensation. In order to assist the Board in fulfilling its oversight responsibilities with respect to risk management in terms of the Company’s compensation structure, the Compensation Committee reviews, on at least an annual basis, the Company’s compensation policies and practices. As part of such review process, the Compensation Committee endeavours to identify any practices that may encourage a Director, officer or employee to expose the Company to unacceptable or excessive risk.

As discussed above, executive compensation is comprised of both short-term compensation, in the form of a base salary, benefits and short term incentive bonuses designed to link compensation with short-term corporate performance goals, and long-term compensation in the form of stock options and restricted share units. Short-term incentive bonuses in respect of 2012 were awarded in April 2013 in the form of restricted share units whereby one third vested immediately, with the remainder vesting in equal portions on the first and second anniversaries of the date of grant. The Compensation Committee believes that this structure ensures a significant portion of executive compensation is both long-term and “at risk” and, accordingly, is directly linked to the achievement of business results and the creation of long-term shareholder value.

Due to the size of the Company and its current management group, the Board is also able to closely monitor and consider any risks that may be associated with the Company’s compensation policies and practices. The Compensation Committee believes that risks, if any, may also be identified and mitigated through regular Board meetings during which financial and other information of the Company is regularly reviewed.

The Compensation Committee currently believes that the Company's compensation policies do not encourage Named Executive Officers or individuals at principal business units or divisions of the Company to take inappropriate or excessive risks. The Company’s compensation policies are structured such that most variable components of compensation remain “at risk” over a period of time, thereby aligning shareholder interests with that of executive officers over the long-term.

The following components of the Company's compensation framework are specifically designed to mitigate against compensation-related risks:

  There is an appropriate compensation mix, including fixed and performance based compensation, and multiple forms of compensation that include compensation that remains “at risk” over a period of time;

  Incentive awards are reasonable in relation to salary and are capped to ensure there is no unlimited upside;

  Short-term incentive bonus payments are derived from performance against pre-approved annual objectives for both the Company and the individuals;

  Short-term incentive bonuses may be paid in the form of restricted share units with longer-term vesting periods, thereby mitigating the risk that executives may sacrifice the long-term health of the Company in favour of short-term gain; and

  Vesting periods for stock options granted under the Option Plan are generally two to three years from the date of grant.

As of May 13, 2013, no risks have been identified by the Compensation Committee arising from the Company’s compensation policies and practices that are reasonably likely to have a material adverse effect on the Company.

Financial Instruments

The Company has not adopted a policy prohibiting Named Executive Officers or directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities of the Company granted as compensation or held, directly or indirectly, by Named Executive Officers or directors. The Company is not aware of any Named Executive Officers or directors having entered into this type of transaction.

Fixed Salary and Benefits

The Compensation Committee and the Board of Directors approve the salary ranges for the Named Executive Officers. The base salary review for each Named Executive Officer is based on an assessment of a number of factors, including current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The Compensation Committee obtains information regarding competitive market conditions with the assistance of management of the Company. Comparative data for the Company’s peer group is also accumulated from a number of external sources. The Company believes that a competitive base salary is a necessary element for attracting and retaining qualified and experienced executive officers.

The Compensation Committee, using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive and employee compensation levels. The Company’s policy for determining salary for executive officers is consistent with the policy for determination of salaries for all other employees of the Company. The Company will continue to monitor relevant market data and its comparative companies to ensure competitiveness of base salaries of its executive officers. In early 2013, the Compensation Committee recommended, and the Board of Directors approved, effective January 1, 2013, an increase in the base salary of the Named Executive Officers, as follows:

	Previous Salary (C$)	New Salary (C$)
Clive Johnson	600,000	700,000
Roger Richer	300,000	400,000
Mark Corra	300,000	400,000
Tom Garagan	300,000	400,000
Dennis Stansbury	300,000	400,000
George Johnson	300,000	400,000

Named Executive Officers also receive compensation in the form of executive perquisites. Generally, this compensation includes payment by the Company on behalf of the Named Executive Officer of parking costs and fitness memberships.

The Company also provides various employee benefit programs to all its employees, including, but not limited to, medical health insurance, dental insurance and life insurance.

Short-Term Incentives

During the 2011 financial year, the Compensation Committee established an assessment process and a discretionary annual incentive plan to link compensation with short-term corporate performance goals, the creation of shareholder value and the achievement of specific individual performance objectives based on job responsibilities, projects or tasks. The plan provides incentives to enhance the growth and development of employees and encourages and motivates continued high standards of performance. Awards under the Company’s annual incentive plan are made in the form of cash bonuses or restricted share units, are approved by the Compensation Committee and the Board of Directors and are structured to reward the results of the most recently completed financial year.

Pursuant to the Company’s annual incentive plan, Named Executive Officers may be paid a bonus depending upon the Company’s performance relative to a benchmark group of mining companies similar to the Company. At the end of each financial year the Compensation Committee evaluates the corporate performance relative to a group of mining companies of a similar status and makes recommendations to the Board of Directors regarding bonuses. The evaluation is based on the achievement of objectives, which can include various specific objectives such as production targets, profitability, health and safety performance, environmental performance, meeting capital expenditure budgets, completion of specific projects and value added studies, increase in mineral reserves and resources, financial performance, share price performance, improvement in investor awareness and liquidity, the identification and evaluation of corporate opportunities and property acquisitions or other transactions that will add exploration or development potential, increase the Company’s mineral resource and reserve base and increase its production profile on terms accretive to the Company’s shareholders. Performance metrics used in evaluation of the operations include effective risk management and regulatory compliance

The 2012 bonus for the President and CEO and the Chairman were determined in the first quarter of 2013 by the independent non-executive directors following recommendations made by the Compensation Committee. In formulating its recommendations, the Compensation Committee reviewed the 2012 corporate performance based on achievements of the Company and the President and CEO’s and the Chairman’s respective contributions to the Company’s achievements.

As well, the Compensation Committee, in consultation with the President and CEO, assessed the performance of the other Named Executive Officers and provided recommendations to the independent non-executive directors of the Company. In assessing an individual executive’s performance, it is recognized that certain factors cannot be controlled and factors over which the executive officers can exercise control, such as controlling costs, safety performance, taking advantage of business opportunities and enhancing the business prospects of the Company, are given more weight in the evaluation.

The following accomplishments and achievements from the Named Executive Officers were recognized and were factors considered in awarding bonuses under the annual incentive plan:

  Adjusted net earnings1 of $79.6 million ($0.21 per share)
  Record cash flow from operations of $114.4 million ($0.30 per share), an increase of 5% from 2011
  Record gold revenue of $259.1 million, an increase of 14.9% from 2011
  Record gold sales of 155,008 ounces, an increase of 7.6% from 2011
  Record gold production of 157,885 ounces
  Consolidated operating cash costs of $587 per ounce of gold
  Full year gold production and operating cash cost per ounce within guidance
  Maintenance of a strong balance sheet
  Successful acquisition of CGA Mining Limited and the Masbate gold mine (completed in January 2013)
  Performance of mining activities in accordance with safe and well planned mining practices
  Successful advancement of the Otjikoto project and the Gramalote project
  Successful exploration and development work at the Libertad Mine, the Jabali development project, the Limon Mine and the Trebol project

Recipients were each considered to have achieved or satisfactorily accomplished the individual aspects of their objectives, together with their significant individual contributions to the overall corporate performance. The fact that, unlike many of their peers in the mining industry, the Named Executive Officers do not accept or hold stock options as part of their compensation was also considered. Ultimately, the Board of Directors determined that, incentives by way of cash and restricted share units totaling the dollar values listed below would be granted:

	Cash (C$)	RSU (C$)	Total Bonus (C$)
Clive Johnson	600,000	2,000,000	2,600,000
Roger Richer	300,000	700,000	1,000,000
Mark Corra	300,000	700,000	1,000,000
Tom Garagan	300,000	700,000	1,000,000
Dennis Stansbury	300,000	500,000	800,000
George Johnson	300,000	700,000	1,000,000

Long Term Compensation

Stock Option Plan

The Company has a broadly-based employee stock option plan that was most recently amended and restated in 2011 (the “Option Plan”). The Option Plan was designed to encourage share ownership and entrepreneurship on the part of the senior management and other employees. The Compensation Committee believes that the Option Plan aligns the interests of the officers of the Company with shareholders by linking a component of executive compensation to the longer term performance of the Company’s common shares.

The Named Executive Officers have adopted a policy of not accepting stock options as a part of their compensation programs. When considering the grant of options to other executive officers, the Compensation

________________________________________________
1 Adjusted earnings is a non GAAP measure and consists of net earnings, adjusted to exclude deferred income taxes, stock based compensation and foreign exchange gain/losses.

Committee takes into account the level of options granted by comparable companies for similar levels of responsibility and considers each executive officer or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value and the objectives set for the executive officer. The number of options is generally commensurate to the appropriate level of base compensation for each level of responsibility. In order to determine the number of options to grant to an executive officer, the Compensation Committee and the Board of Directors will consider a number of facts including, position and length of service with the Company, recommendations by senior executives and previous grants of options to the executive officer.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Compensation Committee also makes the following determinations:

  the executive officers and others who are entitled to participate in the stock option plan;

  the exercise price for each stock option granted, subject to the provision that the exercise price cannot be lower than the market price on the date of grant;

  the date on which each option is granted;

  the vesting period for each stock option; and

  the other material terms and conditions of each stock option grant.

The Compensation Committee makes these determinations subject to and in accordance with the provisions of the Option Plan. Once each year, the Board of Directors conducts meetings in which it reviews the recommendations of the Compensation Committee and approves grants of options.

Restricted Share Unit Plan

The Company also has in place a restricted share unit plan (the “RSU Plan”) that was adopted in 2011. The adoption of the RSU Plan was part of a continuing effort on the part of the Company to enhance long-term shareholder value by further encouraging share ownership by senior management and aligning the interests of its employees with the interests of its shareholders.

Each restricted share unit (“RSU”) entitles the holder, subject to the terms of the RSU Plan, to receive a payment in fully-paid common shares. Pursuant to the RSU Plan, unless otherwise determined by the Compensation Committee, one-third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted, although the Compensation Committee has the authority to determine the vesting periods for RSUs granted. The grant of RSUs provide an additional form of compensation that allows the Company to reward its senior management for achieving prescribed short-term corporate goals while also keeping such bonuses “at risk” over the long-term.

RSUs may be granted by the Company’s Compensation Committee, which has been appointed to administer the RSU Plan to directors, executive officers and employees of the Company. Where the grant of RSU’s involves a member of the Compensation Committee, the non-executive members of the Board of Directors will ultimately be responsible for approving the grant. When considering the grant of RSUs to the Company’s employees, the Compensation Committee takes into account each individual’s success in achieving certain prescribed corporate goals, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value and the objectives set for the employee.

The Compensation Committee is entitled to exercise its discretion to restrict participation under the RSU Plan. It may also exercise its discretion when determining the vesting terms and conditions for RSUs granted under the RSU Plan.

Performance Graph

The following graph compares the cumulative total shareholder return for $100 invested in common shares of the Company on January 1, 2008, with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed fiscal years. The Company’s common shares commenced trading on the TSX on October 23, 2008.

B2Gold Corp. Comparison of Common Shareholders' Return

	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2010	Dec. 31, 2011	Dec 31, 2012
B2Gold Corp.	$100.00	$263.04	$584.78	$673.91	$773.91
S&P/TSX Composite Index	$100.00	$130.69	$149.57	$133.02	$138.34
S&P/TSX Global Gold Index	$100.00	$106.91	$134.64	$115.36	$97.00

During the period from December 31, 2008 to December 31, 2012, the total return to the shareholders of the Company return outperformed when compared to returns for both the S&P/TSX Composite Index and the S&P/TSX Global Gold Index. Over the period from December 31, 2008 to December 31, 2012, the total shareholder return was a gain of 674% compared to a positive return of 38% for the S&P/TSX Composite Index and a negative return of 3% for the S&P/TSX Global Gold Index.

During the period from December 31, 2008 to December 31, 2012, the aggregate total compensation for the Named Executive Officers increased from $853,829 to $9,526,348. This increase can be attributed in large part to several factors, including: the granting of annual short term and long term incentives to the Named Executive Officers in respect of the fiscal year ended December 31, 2012, the significant change in the Company’s structure and its development from a junior exploration company at the beginning of the period to an intermediate gold producer marketing its gold into the international markets; an overall increase in staffing levels of the Company resulting in increased supervisory responsibilities for the Named Executive Officers; and the fact that a worldwide boom in the mining industry has created a large demand for experienced executives and personnel, necessitating a competitive salary and benefit structure and payment of annual incentives to attract and maintain experienced and top level personnel. In addition, during this period, the market capitalization of the Company increased from approximately $75 million at the end of fiscal 2008 to $1.4 billion at the end of fiscal 2012. The Company’s revenue for fiscal 2012 were approximately $259.1 million, as compared to $nil for fiscal 2008.

The aggregate total compensation for the Named Executive Officers in the 2012 financial year was approximately $9,526,348, an increase from $6,976,822 in aggregate total compensation earned by the Named Executive Officers in the 2011 financial year. The Company attributes the increase in the total compensation earned in the 2012 financial year to reflect the growth and development of the Company, the performance of the common shares of the Company, the operational performance of the Company and bringing the compensation of the Named Executive Officers in line with the compensation paid to their peers in the mining industry.

Summary Compensation Table

The following table is a summary of compensation earned by the Named Executive Officers for the Company’s most recently completed financial year.

Name and principal position	Year	Salary ($)	Share-based awards ($)(7)	Option- based awards ($)(5)	Non-equity incentive plan compensation ($)		All other compensa- tion(1) ($)	Total compensa- tion ($)
					Annual incentive plans	Long-term incentive plans
Clive Johnson President and CEO	2012 2011 2010	600,000 450,000 220,000(2)	2,000,000 1,500,000 Nil	Nil Nil Nil	600,000 Nil 400,000	Nil Nil Nil	5,100(4) 5,100(4) 5,100(4)	3,205,100 1,955,100 625,100
Mark Corra Senior Vice President of Finance and CFO	2012 2011 2010	300,000 250,000 250,000	700,000 750,000 Nil	Nil Nil Nil	300,000 Nil 250,000	Nil Nil Nil	5,100(4) 5,100(4) 6,300(3)	1,305,100 1,005,100 506,300
Roger Richer Executive Vice President, General Counsel and Secretary	2012 2011 2010	300,000 250,000 250,000	700,000 750,000 Nil	Nil Nil Nil	300,000 Nil 250,000	Nil Nil Nil	5,100(4) 5,100(4) 5,100(4)	1,305,100 1,005,100 505,100
Tom Garagan Senior Vice President of Exploration	2012 2011 2010	300,000 250,000 250,000	700,000 750,000 Nil	Nil Nil Nil	300,000 Nil 250,000	Nil Nil Nil	5,100(4) 5,817(3) 5,840(3)	1,305,100 1,005,817 505,840
George Johnson(6) Senior Vice President of Operations	2012 2011 2010	300,000 250,000 250,000	2,375,000 3,980,000 Nil	Nil Nil Nil	300,000 Nil 250,000	Nil Nil Nil	5,948(3) 5,705(4) 5,100(4)	2,980,948 4,235,705 505,100
Dennis Stansbury Senior Vice President of Development and Production	2012 2011 2010	300,000 250,000 250,000	500,000 750,000 Nil	Nil Nil Nil	300,000 Nil 250,000	Nil Nil Nil	Nil Nil Nil	1,100,000 1,000,000 500,000

Notes:

(1)	All other compensation is comprised of parking costs and/or fitness program membership allowance.
(2)

The base salary paid to Mr. Clive Johnson during the year ended December 31, 2010 was a pro-rated amount based on three days a week from January to August 2010 and then full salary effective September 1, 2010.

(3)	Includes parking and fitness membership allowance.
(4)	Includes parking only.
(5)	The Named Executive Officers have adopted a policy to not be issued stock options as part of their total compensation program.
(6)

The amount reflected in “Share-based awards” for 2011 includes $3,230,000 in respect of 1,000,000 common shares acquired by Mr. Johnson on July 5, 2011, and for 2012 includes $1,675,000 in respect of 500,000 common shares acquired on May 28, 2012, from the B2Gold Corp. Incentive Plan. See “Equity Compensation Plan – B2Gold Corp. Incentive Plan”. These awards were made to provide Mr. Johnson with the benefit of an equity ownership position consistent with the other Named Executive Officers who were founding shareholders of the Company from shares issued for this purpose in 2007.

(7)

Aside from the common shares issued to Mr. George Johnson out of the B2Gold Corp. Incentive Plan as detailed in note 6 above, all other share-based incentive awards earned by the Named Executive Officers in fiscal 2012 are to be paid by way of RSUs, which will vest as follows: One third (1/3) of RSUs vested on April 4, 2013, 1/3 will vest on April 4, 2014 and 1/3 will vest on April 4, 2015. Fair value of the RSUs was calculated using the volume weighted average trading price of the common shares of the Company on the TSX calculated over the five trading days immediately preceding the date of grant.

Summary of Named Executive Officer Employment Agreements

The Company entered into an employment agreement with each Named Executive Officer on October 22, 2007, other than George Johnson, who entered into an employment agreement with the Company on August 11, 2009. Clive Johnson entered into an employment agreement with the Company pursuant to which Mr. C. Johnson is employed as the President and CEO of the Company and will receive an annual salary of C$600,000. Mark Corra entered into an employment agreement with the Company pursuant to which Mr. Corra is employed as the Senior Vice President of Finance and CFO of the Company and will receive an annual salary of C$300,000. Roger Richer entered into an employment agreement with the Company pursuant to which Mr. Richer is employed as Executive Vice President, General Counsel and Corporate Secretary of the Company and will receive an annual salary of C$300,000. Tom Garagan entered into an employment agreement with the Company pursuant to which Mr. Garagan is employed as the Senior Vice President of Exploration of the Company and will receive an annual salary of C$300,000. George Johnson entered into an employment agreement with the Company pursuant to which Mr. G. Johnson is employed as the Senior Vice President of Operations and will receive an annual salary of C$300,000. Dennis Stansbury entered into an employment agreement with the Company pursuant to which Mr. Stansbury is employed as the Senior Vice President of Development and Production of the Company and will receive an annual salary of C$300,000.

For a description of the termination and change of control provisions of the employment agreement and the related benefits payable by the Company to each Named Executive Officer, see below under the heading “Termination and Change of Control Benefits.”

Incentive Plan Awards

The management of the Company makes recommendations to the Compensation Committee concerning the granting of stock options and any other share-based awards to the Company’s executive officers. The Compensation Committee reviews those recommendations and then makes its own recommendations to the Board of Directors.

The Named Executive Officers and the Chairman of the Company have adopted a policy to not be issued stock options as part of their compensation. Accordingly, the Company has not granted stock options to any of its Named Executive Officers to date.

The Named Executive Officers are eligible for grants of RSUs under the RSU Plan adopted by the Company in May 2011 and approved by the shareholders of the Company in June 2011. For details of the Company’s RSU Plan, see “Equity Compensation Plan Information” below.

The following RSUs were granted on April 4, 2013 to the Named Executive Officers in respect of incentive bonuses awarded as part of the Company’s long-term incentive program:

Name	Restricted Share Units(1) (#)
Clive Johnson	655,738
Roger Richer	229,508
Mark Corra	229,508
Tom Garagan	229,508
Dennis Stansbury	163,934
George Johnson	229,508

Note:

(1)

RSUs will vest as follows: One third (1/3) of RSUs vested on April 4, 2013, 1/3 will vest on April 4, 2014 and 1/3 will vest on April 4, 2015. Fair value of the RSUs was calculated using the volume weighted average trading price of the common shares of the Company on the TSX calculated over the five trading days immediately preceding the date of grant.

Outstanding Option-based and Share-based Awards

The following table sets out, for each Named Executive Officer, the RSUs (share-based awards) outstanding as at December 31, 2012. The RSUs vest 1/3 on the date of grant and 1/3 on each of the first and second anniversaries of the date of grant.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of RSU’s that have not vested (#)	Market or payout value of RSU’s that have not vested(1) ($)	Market or payout value of vested RSU’s not paid out or distributed ($)
Clive Johnson	Nil	N/A	N/A	N/A	279,329	994,411	Nil
Roger Richer	Nil	N/A	N/A	N/A	139,665	497,207	Nil
Mark Corra	Nil	N/A	N/A	N/A	139,665	497,207	Nil
Tom Garagan	Nil	N/A	N/A	N/A	139,665	497,207	Nil
Dennis Stansbury	Nil	N/A	N/A	N/A	139,665	497,207	Nil
George Johnson	Nil	N/A	N/A	N/A	139,665	497,207	Nil

Notes:

(1)	Market value of the RSUs was calculated by multiplying the number of unvested RSUs by the market value of the underlying shares on December 31, 2012, which was $3.56.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer of the Company, the value of all incentive plan awards vested during the year ended December 31, 2012.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Clive Johnson	N/A	500,000(2)	600,000
Roger Richer	N/A	250,000(3)	300,000
Mark Corra	N/A	250,000(3)	300,000
Tom Garagan	N/A	250,000(3)	300,000
Dennis Stansbury	N/A	250,000(3)	300,000
George Johnson	N/A	250,000(3)	300,000

Notes:

(1)

These figures represent the value vested in the RSUs held by the Named Executive Officers during the year ended December 31, 2012. Fair value of the RSUs was calculated by multiplying the number of vested RSUs by the market value of the underlying shares on the vesting date.

Pension Plan Benefits

The Company does not have a pension plan and has not provided any pension plan benefits to its Named Executive Officers.

Termination and Change of Control Benefits

Pursuant to the employment agreements entered into between the Company and each Named Executive Officer, the Named Executive Officers are entitled to compensation from the Company in the event of termination without cause or resignation for “good cause”. In the event that a Named Executive Officer’s employment agreement is terminated by the Company without cause, or a Named Executive Officer resigns on two weeks notice for “good cause”, the Company must pay a severance payment to such Named Executive Officer, within 14 days of the date of termination, equal to 12 months’ base salary plus benefits at the time of termination.

For purposes of the employment agreements, the definition of “good cause” means the occurrence of any of the following: (i) a material reduction in the employee’s responsibilities; (ii) a reduction in the employee’s annual salary; (iii) a failure by the Company to continue the employee’s participation in the Company’s benefits and incentive plans (if any); (iv) a reduction in entitlement to paid vacation days; (v) a change of more than 50 kilometres of the principal executive office of the Company or the current location where the employee is based; or (vi) any other event or circumstance that would constitute constructive dismissal at common law.

Each employment agreement also provides that in the event of a change of control of the Company, a Named Executive Officer will be entitled to resign at any time within 18 months after that change of control and receive a lump sum payment equal to 24 months of the Named Executive Officer’s annual salary, as well as continuation of benefits for the same period. In addition, upon the announcement of a transaction that, if completed, would result in a change of control, all options to purchase common shares of the Company that have been granted but not yet vested shall be deemed to be fully vested and exercisable by the Named Executive Officer.

For the purposes of the employment agreements, a “change of control” means: (i) the acquisition of common shares by a person or group of persons acting jointly or in concert that, when added to all of the common shares owned by such person or persons, constitutes for the first time in the aggregate 20% or more of the common shares; (ii) the removal of more than 51% of the incumbent Board of Directors of the Company, or the election of a majority of the directors to the Board of Directors of the Company that were not nominees of the Board of Directors at the time immediately preceding such election; (iii) a sale of all or substantially all of the assets of the Company; or (iv) a reorganization, plan of arrangement, merger or other transaction that has substantially the same effect as (i) to (iii) above. Any such compensation payable to a Named Executive Officer is required to be paid within 14 days of the last day of their employment with the Company.

The following tables set out the estimated incremental payments and benefits due to each of the Named Executive Officers upon either termination without cause, including resignation for “good cause”, or within 18 months of a change of control, assuming termination on December 31, 2012.

Termination of Employment Without Cause

Name	Base salary(1) ($)	All other compensation(2) ($)	Total ($)
Clive Johnson	600,000	19,449	619,449
Mark Corra	300,000	21,159	321,159
Roger Richer	300,000	23,763	323,763
Tom Garagan	300,000	22,488	322,488
George Johnson	300,000	23,704	323,704
Dennis Stansbury	300,000	17,755	317,755

Notes:

(1)	Equal to 12 months’ base salary for all Named Executive Officers. Based on salary for the fiscal year ended December 31, 2012.
(2)	Equal to the 12 months’ specified benefits, including provincial medical, extended health insurance, dental insurance, life insurance, accidental death insurance and long term disability insurance.

Termination of Employment Following Change of Control

Name	Base salary(1) ($)	All other compensation(2) ($)	Total ($)
Clive Johnson	1,200,000	38,898	1,238,898
Mark Corra	600,000	42,318	642,318
Roger Richer	600,000	47,526	647,526
Tom Garagan	600,000	44,976	644,976
George Johnson	600,000	47,408	647,408
Dennis Stansbury	600,000	35,510	635,510

Notes:

(1)	Equal to 24 months’ base salary for all Named Executive Officers. Based on salary for the fiscal year ended December 31, 2012.
(2)	Equal to 24 months’ specified benefits, including provincial medical, extended health insurance, dental insurance, life insurance, accidental death insurance and long term disability insurance.

Director Compensation

During the year ended December 31, 2012, each non-executive Director received an annual director retainer of $25,000. The Company has adjusted the annual director retainer for non-executive Directors effective as of January 1, 2013 to $40,000, with the exception of Robert Cross, who will receive an annual retainer of $125,000. In addition, non-executive Directors will also receive an additional fee of $1,250 per meeting. No additional fees are paid to any of the Directors for committee involvement. Directors are also reimbursed for transportation and other out-of-pocket expenses reasonably incurred for attendance at Board or committee meetings and in connection with the performance of their duties as directors. The Company’s Directors are entitled to participate in the Stock Option Plan.

During the year ended December 31, 2012, the Company paid a total of $150,000 in annual retainers to its non-executive Directors and granted 700,000 options to purchase common shares of the Company to non-executive Directors. As at December 31, 2012, non-executive Directors held options to purchase an aggregate of 2,357,000 common shares of the Company, which equates to 0.6% of the Company’s issued and outstanding common shares, at exercise prices ranging from $0.80 to $3.93 per common share.

Members of the Board of Directors who participate in the business of the Company above and beyond their role as a member of the Board of Directors may be compensated for their effort at a per diem rate. Any such projects and payments must be approved by the Compensation Committee.

The Compensation Committee periodically reviews the adequacy and form of compensation of the directors to ensure the compensation appropriately reflects the responsibilities and risks involved in being an effective director and, based on such review, reports and makes recommendations to the Board of Directors.

Director Compensation Table

The following table sets out all amounts of compensation for non-management directors for the year ended December 31, 2012. Directors who are also officers of the Company are not entitled to any compensation for their services as a director.

Name(1)	Fees earned ($)	Option-based awards(2)(3) ($)	All other compensation ($)	Total(4) ($)
Robert Cross(5)	25,000	Nil	250,000	275,000
Robert Gayton	25,000	155,500	Nil	180,500
Barry Rayment	25,000	155,500	Nil	180,500
John Ivany	25,000	155,500	Nil	180,500
Jerry Korpan	25,000	155,500	Nil	180,500
Bongani Mtshisi	25,000	426,600	Nil	451,600

Notes:

(1)

Clive Johnson was a member of management in fiscal 2012 and did not receive compensation as a director of the Company. Accordingly, the compensation details for Mr. Johnson have been excluded from this table. All such information is included under the Named Executive Officer table set forth under the heading “Summary Compensation Table”.

(2)

The “grant date fair value” has been determined by using the Black-Scholes model. This value is the same as the fair value established in accordance with generally accepted accounting principles and was determined using the following assumptions: share price volatility of 58 to 69%, an expected life of 3 years and a risk-free interest rate of approximately 1.21%. The Black-Scholes model is the industry standard and accordingly is useful for comparative purposes.

(3)

All options shown were granted with an exercise price equal to the market price of the Company’s common shares on the date of grant. Accordingly, the values shown for these options are not in-the-money value at the time of grant, but the theoretical value of the options at that time based on the Black-Scholes option pricing formula. Please see the table below under “Outstanding Option-based and Share-based Awards” for the in-the money value of these options on December 31, 2012.

(4)	The table outlines the compensation paid to Directors as per the discussion above. Committee positions for each Director are outlined on page 6 of this Information Circular.
(5)

Mr. Robert Cross received a bonus of $250,000 for the year ended December 31, 2012, which will be issued by way of RSUs and will vest as follows: One third (1/3) of RSUs vested on April 4, 2013, 1/3 will vest on April 4, 2014 and 1/3 will vest on April 4, 2015. Fair value of the RSUs was calculated by multiplying the number of vested RSUs by the market value of the underlying shares on the vesting date.

Outstanding Option-based and Share-based Awards

The following table sets out, for each non-executive Director of the Company, the incentive stock options (option-based awards) and RSU’s outstanding as at December 31, 2012. These incentive stock options vest over a three year period after the date of the grant and have a term of five years. The RSU’s vest one-third on the date of grant and the remainder in equal amounts on each of the first and second anniversaries of the date of grant.

Name	Option-based Awards				Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($)	Number of RSU’s that have not vested (#)	Market or payout value of RSU’s that have not vested ($)	Market or payout value of vested RSU’s not paid out or distributed ($)
Robert Cross	Nil	N/A	N/A	N/A	46,554	141,992	N/A
Robert Gayton	100,000 100,000 100,000	0.80 3.11 3.93	August 3, 2014 May 30, 2016 March 4, 2017	$276,000 $14,850 $nil	N/A	N/A	N/A
Barry Rayment	300,000 100,000 100,000	0.80 3.11 3.93	August 3, 2014 May 30, 2016 March 4, 2017	$828,000 $14,850 $nil	N/A	N/A	N/A
John Ivany	300,000 100,000 100,000	0.80 3.11 3.93	August 3, 2014 May 30, 2016 March 4, 2017	$828,000 $14,850 $nil	N/A	N/A	N/A
Jerry Korpan	300,000 100,000 100,000	0.80 3.11 3.93	August 3, 2014 May 30, 2016 March 4, 2017	$828,000 $14,850 $nil	N/A	N/A	N/A
Bongani Mtshisi	300,000 165,000 92,000	3.10 2.40 2.40	January 18, 2017 July 13, 2015 July 1, 2016	$45,540 $191,400 $106,720	N/A	N/A	N/A

Note:

(1)

The value of unexercised in-the-money options is calculated by multiplying the difference between the closing price of the common shares of the Company on December 31, 2012, which was $3.56, and the option exercise price, by the number of outstanding options (both vested and unvested). Where the difference is negative, the options are not in-the-money and no value is reported.

Incentive Plan Awards - Value Vested or Earned During the Year

Options granted to the Directors of the Company vest over a three year period. Because the exercise price of options at the time of grant is set at or above the market price of the Company’s common shares on the grant date, the value of these incentive stock option grants at the time of initial vesting is nil.

The following table sets forth, for each Director, the value of all incentive plan awards vested during the year ended December 31, 2012. The value vested during the year represents the cumulative excess of the fair market price over the stock option grant price on the vesting date for all stock options that vested during 2012 whether or not they were exercised by the Director.

Name	Option-based awards – Value vested during the year(1) ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Robert Cross	N/A	100,000(2)	N/A
Robert Gayton	14,850	Nil	Nil
Barry Rayment	14,850	Nil	Nil
John Ivany	14,850	Nil	Nil
Jerry Korpan	14,850	Nil	Nil
Bongani Mtshisi	45,540	Nil	Nil

Notes:

(1)

The value vested during the year is calculated by multiplying the difference between the closing price of the common shares of the Company on December 31, 2012, which was $3.56, and the option exercise price, by the number of options that vested during the year.

(2)

This figure represents the value vested in the RSUs held by Mr. Robert Cross during the year ended December 31, 2012. Mr. Cross received a bonus of $300,000 for the year ended December 31, 2011, which were issued by way of RSUs and will vest as follows: One third (1/3) of RSUs vested on April 26, 2012, 1/3 vested on April 26, 2013 and 1/3 will vest on April 26, 2014. Fair value of the RSUs was calculated by multiplying the number of vested RSUs by the market value of the underlying shares on the vesting date. Mr. Cross also received a bonus of $250,000 for the year ended December 31, 2012, which will be issued by way of RSUs and will vest as follows: One third (1/3) of RSUs vested on April 4, 2013, 1/3 will vest on April 4, 2014 and 1/3 will vest on April 4, 2015.

EQUITY COMPENSATION PLAN

Equity Compensation Plan Information

The following table provides information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of December 31, 2012:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights(3) (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(4) (c)
Equity Compensation Plans Approved By Shareholders	21,886,448	2.72	7,611,648
Equity Compensation Plans Not Approved By Shareholders(1)(2)	N/A	N/A	N/A
Total	21,886,448		7,611,648

Notes:

(1)

In connection with the acquisition of all of the securities of Central Sun by the Company by way of plan of arrangement, the Company granted 7,988,789 options to purchase common shares of the Company with a weighted average exercise price of $1.45 to former holders of Central Sun stock options. These options have not been included in the amounts set out in the table above.

(2)

In connection with the acquisition of all of the securities of Auryx Gold Corp. by the Company by way of plan of arrangement, the Company granted 3,176,501 options to purchase common shares of the Company with a weighted average exercise price of $2.49 to former holders of Auryx Gold stock options. These options have not been included in the amounts set out in the table above.

(3)	Represents common shares of the Company issuable under the Option Plan and the RSU Plan. Additional information can be found under “Compensation Discussion & Analysis – Long Term Compensation”.
(4)

Represents common shares remaining available for future issuance under the Option Plan and the RSU Plan. Pursuant to the Option Plan, the Company is authorized to issue up to 7.5% of the number of issued and outstanding common shares of the Company on a non-diluted basis at any time. The number of common shares available for future issuance under the Option Plan as at December 31, 2012 includes common shares that have not previously been reserved for an option grant and common shares underlying unexercised options that have expired or were terminated. The Company is also authorized to issue up to 8,000,000 RSUs under the RSU Plan, with each RSU entitling the holder thereof to receive a payment in one fully-paid common share. Additional information can be found under “Compensation Discussion & Analysis – Long Term Compensation”.

Under the terms of the plan of arrangement under which the Company acquired all of the issued securities of Central Sun Mining Inc. in March 2009, the Central Sun Mining Inc. stock options issued to certain of eligible participants were cancelled and replaced by Company stock options based on the exchange ratio of 1.28 common shares of the Company for every 1 common share of Central Sun Mining Inc.. As of the date of this Information Circular, a total of 273,300 options granted to such persons remain outstanding with a weighted average exercise price of $1.57.

Under the terms of the plan of arrangement under which the Company acquired all of the issued securities of Auryx Gold Corp. in December 2011, the Auryx Gold Corp. stock options issued to certain of eligible participants were cancelled and replaced by Company stock options based on the exchange ratio of 0.23 common shares of the Company for every 1 common share of Auryx Gold Corp. As of the date of this Information Circular, a total of 2,514,563 options granted to such persons remain outstanding with a weighted average exercise price of $2.50.

Stock Option Plan

In 2010, the Board of Directors and the shareholders of the Company approved the adoption of an amended and restated stock option plan for the benefit of directors, employees and consultants of the Company. A further amendment was approved by the shareholders on June 10, 2011. The purpose of the Option Plan is to provide eligible persons with an opportunity to purchase common shares of the Company and to benefit from the appreciation in the value of such common shares. The Option Plan increases the Company’s ability to attract individuals of exceptional skill by providing them with the opportunity, through the exercise of stock options, to benefit from the growth of the Company. The Board of Directors has the authority to determine the directors, officers, employees and consultants to whom options will be granted, the number of options to be granted to each person and the price at which common shares may be purchased, subject to the terms and conditions set forth in the Option Plan.

Key provisions of the Option Plan include:

(a)	the eligible participants are any director, officer, employee, or consultant of the Company or any of its associated affiliated, controlled or subsidiary companies;

(b)

the maximum number of common shares issuable pursuant to options granted under the Option Plan will be a number equal to 7.5% of the issued and outstanding common shares on a non-diluted basis at any time;

(c)

a restriction that no more than 7.5% of the total number of issued and outstanding common shares may be issuable to insiders of the Company pursuant to options granted to insiders under the Option Plan, together with all of the Company’s other previously established and outstanding or proposed share compensation arrangements;

(d)

a restriction that no more than 5% of the total number of issued and outstanding common shares may be issuable to any one individual within a one-year period pursuant to options granted under the Option Plan, together with all of the Company’s other previously established and outstanding or proposed share compensation arrangements, unless the Company has obtained disinterested shareholder approval;

(e)

a restriction that no more than 1% of the total number of issued and outstanding common shares may be issuable to the non-employee directors of the Company, as a group, within a one-year period pursuant to options granted to the non-employee directors under the Option Plan, together with all of the Company’s other previously established and outstanding or proposed share compensation arrangements;

(f)	the vesting period of all options shall be determined by the board of directors;

(g)

options may be exercisable for a period of up to a maximum term of ten years, such period to be determined by the board of directors of the Company and the options are non-transferable and non- assignable;

(h)

the board of directors shall fix the exercise price of each option at the time the option is granted, provided that such price is not lower than the closing market price on the trading day prior to the grant of such options, or such other minimum price as may be required by the TSX;

(i)

options held by optionees who are terminated without cause are subject to an accelerated expiry term for those options which requires that options held by those individuals expire on the earliest of: (i) the original expiry term of such options; (ii) 90 days after the optionee ceases active employment with the Company, (iii) 90 days after the date of delivery of written notice of retirement, resignation or termination; or (iv) the expiration date fixed by the board of directors;

(j)	options held by an individual who ceases to be employed by the Company for cause or is removed from office or becomes disqualified from being a director will terminate immediately;

(k)

in the event that the expiry date of an option falls within a “black-out period” (a period during which certain persons cannot trade common shares pursuant to a policy of the Company respecting restrictions on trading), or immediately following a black-out period, the expiration date is automatically extended to the date which is the tenth business day after the end of the black-out period;

(l)

in the event of death of an optionee, any option held as at the date of death is immediately exercisable for a period of 12 months after the date of death or prior to the expiry of the option term, whichever is sooner;

(m)

upon the announcement of a transaction which, if completed, would constitute a change of control of the Company and under which common shares of the Company are to be exchanged, acquired or otherwise disposed of, including a takeover bid, all options that have not vested will be deemed to be fully vested and exercisable, solely for the purposes of permitting the optionees to exercise such options in order to participate in the change of control transaction;

(n)	options that expire unexercised or are otherwise cancelled will be returned to the Option Plan and may be made available for future option grant pursuant to the provisions of the Option Plan; and

(o)

the Board of Directors may, from time to time, subject to applicable law and prior shareholder approval, if required, of the TSX or any other applicable regulatory body, suspend, terminate discontinue or amend the Option Plan; and

(p)

the Board of Directors of the Company, without prior approval of the shareholders of the Company and the TSX or any regulatory body having authority of the Company, will not be entitled to: (i) increase the maximum percentage of common shares issuable by the Company pursuant to the Option Plan; (ii) amend an option grant for an option held by an insider to effectively reduce the exercise price or extend the expiry date of such options; (iii) make a change of eligible participants which would have the potential of broadening or increasing participation by insiders; (iv) add any form of financial assistance; or (vi) amend any of the amendment provisions of the Option Plan.

Restricted Share Unit Plan

On May 6, 2011, the Company’s Board of Directors approved a RSU Plan, subject to the receipt of shareholder and regulatory approvals, which approvals were obtained by June 10, 2011. Adoption of the RSU Plan was part of the Company’s continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its employees with the interests of its shareholders.

RSUs may be granted by the Compensation Committee, which has been appointed to administer the RSU Plan to directors, executive officers and employees of the Company (the “Designated Participants”). The Compensation Committee is entitled to exercise its discretion to restrict participation under the RSU Plan. As at the date of this Information Circular, the Company has granted 5,338,410 RSUs under the RSU Plan; 2,661,590 RSUs remain available for grant under the RSU Plan.

The following is a summary of the key features of the RSU Plan:

Awarding RSUs

  The number of RSUs granted will be credited to the Designated Participant’s account effective on the grant date.

  The Compensation Committee will have the discretion to credit a Designated Participant with additional RSUs equal to the aggregate amount of any dividends that would have been paid to the Designated Participant if the RSUs had been common shares, divided by the market value of the common shares on the date immediately preceding the date on which the common shares began to trade on an ex-dividend basis.

  8,000,000 common shares of the Company are reserved for issuance under the RSU Plan.

  The maximum number of common shares issuable to insiders, at any time, pursuant to the RSU Plan, together with all of the Company’s other security based compensation arrangements, is 7.5% of the Company’s issued and outstanding common shares at any time.

  The maximum number of common shares issuable to insiders within any one year period pursuant to the RSU Plan, together with all of the Company’s other security based compensation arrangements, is 7.5% of the Company’s issued and outstanding common shares at any time.

  The maximum number of common shares issuable to non-employee directors pursuant to the RSU Plan, together with all of the Company’s other security based compensation arrangements, is 1% of the Company’s issued and outstanding common shares at any time.

  Any rights with respect to RSUs will not be transferable or assignable other than for normal estate settlement purposes.

Vesting

  Unless otherwise determined by the Compensation Committee, one-third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted.

  In the event that a Designated Participant dies, retires, becomes disabled or is terminated without cause prior to the vesting of the RSUs, the RSUs will vest on a pro rata basis based on the date that employment is terminated and the time remaining until the applicable vesting date.

  If a Designated Participant is terminated for cause or resigns without good reason, his or her RSUs will immediately expire as of the date of termination.

Redemption

  Each RSU entitles the holder, subject to the terms of the RSU Plan, to receive a payment in fully-paid common shares of the Company and will be redeemed 5 days after the RSU is fully vested. Each RSU will be redeemed for one common share.

Change of Control

  If there is a corporate transaction that results in any person or group of persons acquiring more than 20% of the Company’s outstanding common shares or substantially all of the Company’s assets, or the incumbent members of the Board of Directors no longer constitute a majority of the board, a change of control will have occurred for the purposes of the RSU Plan.

  In the event of a change of control, for Designated Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, the RSUs will immediately be deemed to vest and the Company shall, at its option, issue common shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

  In the event of a change of control, should the person or group acquiring the common shares of the Company not agree to assume all of the obligations of the Company under the RSU Plan, all unvested RSUs held by Designated Participants will immediately be deemed to vest and the Company shall, at its option, issue common shares or pay a cash amount equal to the market value of such vested RSUs to the Designated Participant.

Amendment

  The Board may amend, suspend or terminate the RSU Plan at any time without shareholder approval, unless shareholder approval is required by law or by the rules, regulations and policies of the TSX, provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participant’s rights.

  Subject to the terms of the RSU Plan, the Board may approve amendments relating to the RSU Plan, without obtaining shareholder approval, to the extent that such amendment is (i) of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements; (ii) an amendment relating to administration of the RSU Plan and eligibility for participation under the RSU Plan; (iii) changes the terms and conditions on which RSUs may be or have been granted pursuant to the RSU Plan, including change to the vesting provisions of the RSUs; (iv) changes the termination provisions of an RSU or the RSU Plan; or (v) is an amendment of a “housekeeping nature”.

  Shareholder approval will be required for: (i) increasing the number of securities issuable under the RSU Plan; (ii) making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders; (iii) amending the restriction on transferability of RSUs; (iv) permitting awards other than RSUs to be made under the RSU Plan; and (v) deleting or reducing the amendments that require shareholders’ approval under the RSU Plan.

B2Gold Corp. Incentive Plan

On June 29, 2007, the Company established the B2Gold Corp. Incentive Plan (the “Incentive Plan”) for the benefit of directors, officers, employees and service providers of the Company and issued to the trustees of the Incentive Plan, Messrs. Johnson, Corra, Richer and Garagan, options to acquire 4,955,000 common shares. On October 12, 2007, following the exercise of these options, an aggregate of 4,955,000 common shares was issued to the trustees of the Incentive Plan at a price of $0.02 for gross proceeds of $99,100. On July 5, 2011, 1,000,000 common shares were issued out of the Incentive Plan and on May 28, 2012, a further 500,000 common shares were issued out of the Incentive Plan.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICE

The Board of Directors is committed to sound corporate governance practices that are both in the interest of its shareholders and contribute to effective and efficient decision making. National Policy 58-201, Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines. In certain cases, the Company’s practices comply with the guidelines, however, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted. The Board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.

In accordance with NI 58-101, the Company is required to disclose, on an annual basis, its approach to corporate governance. The following is a description of the Company’s approach to corporate governance.

Board of Directors

The Board considers its composition and size on an ongoing basis. Directors are recruited from time to time with a view to achieving and maintaining a majority of independent directors while at the same time maintaining complementary skill, knowledge and experience in the mining industry. The Board of Directors is currently comprised of eight Directors. The Board of Directors considers that seven of the eight current Directors are independent in accordance with the definition of “independence” set out in National Instrument 52-110, Audit Committees (“NI 52-110”), as it applies to the Board of Directors.

The seven current Directors that are considered to be independent are Robert Cross, Robert Gayton, Barry Rayment, Jerry Korpan, John Ivany, Bongani Mtshisi and Michael Carrick. See “Election of Directors”. Clive Johnson is not considered to be independent as he has a material relationship with the Company, namely his role as the President and Chief Executive Officer of the Company. Accordingly, the Board considers that a majority of the Directors are independent.

To facilitate the exercise of independent judgement by the Board in carrying out its responsibilities, each of the members of the Audit Committee and the Compensation Committee is considered to be independent for the purposes of NI 52-110.

Meetings of independent Directors are not regularly scheduled but communication among the independent Directors occurs on an ongoing basis as the need arises from regularly scheduled meetings of the Board. The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a level of independence from the Company’s management.

Mr. Robert Cross, an independent Director, is Chairman of the Board and presides as such at each Board meeting.

The following Directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction:

Name of Director	Reporting Issuer
Clive Johnson	•	Uracan Resources Ltd.
Robert Cross	•	Avanti Mining Inc.
	•	BNK Petroleum Inc.
	•	Bankers Petroleum Ltd.
	•	Mena Hydrocarbons Inc.
	•	Zodiac Exploration Inc.
Robert Gayton	•	Amerigo Resources Limited
	•	Eastern Platinum Ltd.
	•	Nevsun Resources Ltd.
	•	Western Copper and Gold Corporation
	•	Silvercorp Metals Inc.
Barry Rayment	•	American Bullion Royalty Corp.
John Ivany	•	Allied Nevada Gold Corp.
	•	Eurogas International Inc.
Jerry Korpan	•	Mitra Energy Limited
	•	Midas Gold Corporation
Michael Carrick	•	RTG Mining Inc.

The attendance record for each Director for all board meetings and for committee meetings of which they are a member held since January 1, 2012 is set out below:

Number of Board and Committee Meetings Held	Attendance of Directors
Board meetings: 8
Audit Committee (“AC”): 4
Compensation Committee (“CC”): 2
Corporate Governance & Nominating Committee (“CGNC”): 2
Director	Board Mtgs.	AC Mtgs.	CC Mtgs.	CGNC Mtgs.
Clive Johnson	8 of 8	N/A	N/A	N/A
Robert Cross (CC, CGNC)	8 of 8	N/A	2 of 2	2of 2
Robert Gayton (AC, CC)	8 of 8	4 of 4	2 of 2	N/A
Barry Rayment (AC, CC)	8 of 8	4 of 4	2 of 2	N/A
Jerry Korpan	6 of 8	N/A	N/A	N/A
John Ivany (AC, CGNC)	8 of 8	4 of 4	N/A	2 of 2
Bongani Mtshisi	8 of 8	N/A	N/A	N/A
Michael Carrick	N/A	N/A	N/A	N/A

Note:

(1)	Michael Carrick was appointed to the Board of Directors on January 31, 2013, following the completion of the acquisition of CGA Mining Ltd.

Board Mandate and Position Descriptions

A copy of the Mandate of the Board of Directors is attached as Schedule A.

The Board has developed written position descriptions for the Chairman of the Board and the chair of each committee of the Board. The responsibilities of the Chairman of the Board include providing leadership to the Board in its duties to the Company and facilitating effective review, analysis and discussion at Board meetings.

A written position description has also been developed for the President and Chief Executive Officer. The responsibilities of the President and Chief Executive Officer include managing the efficient and effective operation of the Company, assisting the Board in establishing and implementing the strategic direction of the Company and ensuring all material matters affecting the Company are brought to the attention of the Board.

Orientation and Continuing Education

At present, each new Director is given an outline of the nature of the Company’s business, its corporate strategy, current issues with the Company, short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. New Directors are also required to meet with management of the Company to discuss and better understand the Company’s business and will be advised by counsel to the Company of their legal obligations as Directors of the Company.

The skill and knowledge of the Board of Directors as a whole is such that the Corporate Governance and Nominating Committee is of the view that a formal continuing education process is not currently required. The Board of Directors is comprised of individuals with varying backgrounds, who have, both collectively and individually, extensive experience in running and managing public companies in the natural resource sector. Board members are encouraged to communicate with management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation, with management’s assistance. Board members have full access to the Company’s records. Reference is made to the table under the heading “Election of Directors” for a description of the current principal occupations of the members of the Board of Directors.

The orientation and continuing education process will be reviewed on an annual basis and will be revised accordingly. There is a technical presentation at Board meetings, focusing on either a particular property or a summary of various properties. The question and answer portions of these presentations are a valuable learning resource for the non-technical directors.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the Company’s Directors, officers and employees. A copy of the Code has been filed on and is available under the Company’s profile on SEDAR at www.sedar.com or may be obtained upon request from the head office of the Company, Suite 3100 – 595 Burrard Street, Vancouver, British Columbia V7X 1J1. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code.

In addition to responding to any complaints or violations reported directly to board members, the Board makes periodic inquiries of Company management as to issues related to compliance with Code requirements. In addition, in the course of regular business and operations updates provided by Company management to the board, there are opportunities to discuss any compliance issues. The Company is also developing a program pursuant to which employees of the Company will sign a document certifying to comply with the Code. Directors of the Company would sign the document on an annual basis and also certify compliance for the previous year.

Conflict of Interest Policy

As required under the Business Corporations Act (British Columbia) and the Company’s Articles:

  A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

  A director who holds a disclosable interest (as that term is used in the Business Corporations Act (British Columbia)) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve the contract or transaction.

Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering must abstain from voting on such matters. Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any Board discussion with respect to that contract or transaction.

Insider Trading Policy

The Company has adopted an Insider Trading Policy to assist directors, officers, employees and contractors in meeting their obligations under applicable securities laws, rules and regulations and the rules and regulations of the stock exchanges on which the Company’s securities are listed. The policy prohibits trading on material, non-public information and describes certain blackout periods and insider reporting obligations under applicable laws.

Disclosure Policy

The Company has adopted a Corporate Communications Policy that supports the Company’s commitment to timely disclosure of material information. Among other matters, the policy sets out the Company’s disclosure principles, details procedures for dissemination of material information, including news releases and public filings, and specifies parameters for contact with the investment community, the media and analysts.

Whistleblower Policy

The Company has adopted a whistleblower policy that governs the process through which its officers, employees and others, either directly or anonymously, can notify either Whistleblower Security Inc., a third party service provider, the Chairman of the Audit Committee or the Chairman of the Board of Directors, of concerns relating to the Company’s accounting, internal controls or auditing matters.

Nomination of Directors

The Corporate Governance and Nominating Committee, which is comprised of two independent directors, is responsible for identifying and recommending to the Board of Directors potential candidates to fill Board vacancies as and when they arise. Prior to making a nomination, the Corporate Governance and Nominating Committee considers the balance of skills, knowledge and experience on the Board and, in light of this prepares a description of the role and capabilities required for a particular appointment. Taking this into account, the Corporate Governance and Nominating Committee identifies suitable candidates by considering candidates from a wide range of backgrounds based on merit and against objective criteria and taking care that appointees have enough time to devote to the position.

The Corporate Governance and Nominating Committee also reviews the structure, size and composition required of the Board compared to its current position and makes recommendations to the Board with regard to any changes. The Corporate Governance and Nominating Committee also annually assesses directors and makes recommendations to the Board concerning the re-election of any director at the conclusion of their specified term of office and the continuation in office of any director, having due regard to their performance and ability to continue to contribute to the Board. The Corporate Governance and Nominating Committee also recommend individual directors to the Board to serve as members or chairs of the Audit Committee and the Compensation Committee and any other committees established by the Board from time to time. The Corporate Governance and Nominating Committee ensures that new directors are formally advised as to what is expected of them and makes recommendations respecting orientation of new Board members and ongoing education of all Board members.

In addition to its nomination function, the Corporate Governance and Nominating Committee is responsible for establishing and reviewing the Company’s corporate governance practices as well as reviewing and assessing the Company’s ongoing compliance with the various securities and regulatory authorities that govern it, as well as ensuring that the Company continues to conduct itself in a manner appropriate for that of a public company in accordance with its corporate governance practices. The Corporate Governance and Nominating Committee is also responsible for the development of the Company’s code of conduct, and for monitoring compliance with the code.

Compensation

The Board of Directors has appointed a Compensation Committee with responsibility for determining the compensation of officers within the terms of the framework or broad policy determined and agreed with the Board for that purpose. The Compensation Committee reports formally to the Board making recommendations on individual officer compensation to the Board for its approval.

On an ongoing basis, the Board, in consultation with the Compensation Committee, considers the adequacy and form of director compensation taking into account the responsibilities and risks involved in being a director. In determining the appropriate level of compensation, the Board considers the types and amounts of compensation paid to directors of comparable public companies.

The Compensation Committee Charter provides that the Compensation Committee must consist of at least three members, all of whom must be independent within the meaning of applicable legal and regulatory requirements. Currently, the Compensation Committee is composed of three directors, all of whom are independent.

The Company has adopted a written charter for the Compensation Committee that sets out the committee’s responsibilities, structure and operations. Pursuant to the charter, the Compensation Committee:

  recommends to the Board human resources and compensation policies and guidelines for application to the Company;

  reviews and recommends any changes thought necessary to the Company’s domestic and international compensation and human resources policies and procedures;

  ensures that the Company has in place programs to attract and develop management of the highest calibre and a process to provide for the orderly succession of management and, in particular, that (i) properly reflects the duties and responsibilities of members of management, (ii) are effective and competitive in attracting, retaining and motivating people of the highest quality, and (iii) are based on established corporate and individual performance objectives;

  reviews and approves the corporate goals and objectives relevant to the compensation of the Chief Executive Officer on an annual basis, evaluates the Chief Executive Officer’s performance in light of these goals and objectives and recommends the compensation of the Chief Executive Officer based on this evaluation;

  reviews, on an annual basis, the salary, bonus and other benefits, direct and indirect, of the President and Chief Executive Officer and make recommendations in respect thereof for approval by the Board, provided that such Board approval will include the approval of a majority of directors that are “independent” of the Company;

  reviews, on an annual basis, the performance of and proposed compensation for all other executive officers of the Company after considering the recommendations of the President and Chief Executive Officer, all within the human resources and compensation policies and guidelines approved by the Board, and make recommendations in respect thereof for approval by the Board, provided that such Board approval will include the approval of a majority of directors that are “independent” of the Company;

  implements and administers human resources and compensation policies approved by the Board concerning (i) executive compensation, contracts, stock plans or other incentive plans, and (ii) proposed personnel changes involving officers reporting to the President and Chief Executive Officer;

  reviews any proposed amendments to the Company’s incentive stock option plan and report to the Board;

  reviews and makes recommendations to the Board concerning the recommendations of the President and Chief Executive Officer for stock option grants to directors, executive officers, employees and consultants of the Company and its affiliates under the Company’s incentive stock option plan;

  annually receives from the President and Chief Executive Officer recommendations concerning annual compensation policies and budgets for all employees; and

  periodically reviews the adequacy and form of the compensation of directors and to ensure that the compensation appropriately reflects the responsibilities and risks involved in being an effective director, and to report and make recommendations to the Board accordingly.

The Compensation Committee meets at least once a year and at such other times as required. The Compensation Committee is authorized to seek any information it requires from any employee of the Company and to obtain, at the Company’s expense, outside professional advice in order to properly and fully perform its duties and responsibilities.

Audit Committee

The Audit Committee of the Company is composed of Messrs. Robert Gayton (Chairman), Barry Rayment and John Ivany. All members of the Audit Committee are: (i) independent within the meaning of NI 52-110, which provides that a member shall not have a direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment; and (ii) are considered to be financially literate under NI 52-110.

It is the Board of Directors’ responsibility to ensure that an effective internal control framework exists within the Company. The Audit Committee has been formed to assist the Board of Directors to meet its oversight responsibilities in relation to the Company’s financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it will be the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and the management of the Company.

The Audit Committee will review the effectiveness of the Company’s financial reporting and internal control policies and its procedures for the identification, assessment, reporting and management of risks. The Audit Committee will oversee and appraise the quality of the external audit and the internal control procedures, including financial reporting and practices, business ethics, policies and practices, accounting policies, and management and internal controls.

For further information regarding the Company’s Audit Committee, please refer to the section entitled “Audit Committee” in the Company’s Annual Information Form dated March 28, 2013, which is available under the Company’s profile on SEDAR at www.sedar.com or may be obtained upon request from the Secretary of the Company, Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

Health, Safety, Environment, and Social Committee

The Board of Directors has appointed a Health, Safety, Environment and Social (“HSES”) Committee with responsibility for ensuring that the Company implements the standards necessary for (i) effective occupational health and safety measures for all workers, contractors and visitors; (ii) on-going compliance with all relevant host country and corporate environmental policies and requirements; and (iii) effective implementation of corporate social responsibility programs that are transparent and directed towards sustainable initiatives developed by the company. The HSES Committee is composed of Messrs. Barry Rayment (Chairman), Jerry Korpan and Clive Johnson.

It is a requirement that the Board of Directors review HSES procedures and key performance indices to ensure HSES targets are in line with the corporate policies of the Company. Corporate HSES policies are reviewed no less than annually and approved by the HSES Committee for implementation by all Company personnel. Additionally, the Board requires an internal audit of all facilities at all phases of the mining life cycle be conducted every two years. Results of the audits are reviewed by the HSES Committee.

Assessments

As part of its mandate, the Corporate Governance and Nominating Committee annually reviews the size and effectiveness of the Board of Directors, the committees of the Board, and the individual directors, and report on such assessments to the Chairman of the Board and the Board. This review includes consideration of which competencies and skills the Board should possess, including consideration of the competencies, skills and personalities of the Directors individually and as a group.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the informed persons of the Company, nor any proposed nominee for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transactions since the commencement of the Company’s last completed financial year, or in any proposed transaction which in either case, has or will materially affect the Company, except as disclosed herein.

Applicable securities legislation defines, “informed person” to mean any of the following: (a) a director or executive officer of a reporting issuer; (b) a director or officer of a person or company that is itself an informed person or subsidiary of a reporting issuer; (c) any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted at the Meeting, except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares of the Company.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information regarding the Company and its business activities is available under the Company’s profile on the SEDAR website located at www.sedar.com. The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR website at the location noted above. Shareholders of the Company may request copies of the Company’s audited financial statements and related management discussion and analysis by contacting Kerry Suffolk, Manager of Investor Relations/Finance, Suite 3100, 595 Burrard Street, Vancouver, British Columbia V7X 1J1 (Tel: 604-681-8371).

SCHEDULE A
BOARD MANDATE

•	General

The Board of Directors (the “Board”) of B2Gold Corp. (the “Company”) is responsible for the overall corporate governance of the Company and oversees and directs the management of the Company’s business and affairs. In doing so, it must act honestly, in good faith and in the best interests of the Company, consistent with applicable laws. The Board guides the Company’s strategic direction, evaluates the performance of its senior executives and reviews its financial results. In fulfilling its responsibilities, the Board is expected to take into consideration the interests of shareholders in the preservation and enhancement of the Company’s value and long term financial strength and to be able to function in a manner which allows it to make determinations independent of the views of management.

•	Duties and Responsibilities

These guidelines govern how the Board will operate to carry out its duties of stewardship and accountability.

2.1	Corporate Strategy

Management is responsible for the development of an overall corporate strategy to be presented to the Board.

The Board is responsible for:

(a)

Adopting a strategic planning process pursuant to which management develops and proposes and the Board reviews and approves significant corporate strategies and objectives, taking into account the opportunities and risks of the business.

(b) Reviewing and approving all major acquisitions, dispositions and investments and all significant financings and other significant matters outside the ordinary course of the Company’s business.

(c)

Reviewing management’s implementation of appropriate community and environmental stewardship and health and safety management systems, taking into consideration applicable laws, Company policies and accepted practices in the mining industry.

(d)

Determining the extent of authority to be delegated to management and the limitations to be placed on the exercise of that authority. The Board determines the nature and size of transactions that will require the prior approval of the Board and which other limitations should be placed on management’s responsibility or authority.

2.2	Committees

(a) The Board delegates authority and responsibility to deal with certain specified matters to the following four (4) standing committees:

•	Audit Committee;

•	Corporate Governance and Nominating Committee;

•	Compensation Committee; and

•	Health, Safety, Environmental and Social Committee.

(b)

Committees analyze policies and strategies developed by management that are consistent with their terms of reference. They examine proposals and, where appropriate, make recommendations to the full Board. Committees do not take action or make decisions on behalf of the Board unless specifically mandated to do so.

(c)	The committee structure may be subject to change as the Board considers from time to time which of its responsibilities can best be fulfilled through more detailed review of matters in committee.

(d)

The Corporate Governance and Nominating Committee, in conjunction with the Chairman of the Board, is responsible to the Board for annually proposing the leadership and membership of each committee. In preparing its recommendations they will take into account the skills, experience and preferences of the individual directors.

(e)	Each committee operates according to a Board approved written mandate outlining its duties and responsibilities.

(f)	All Board committees operate under the following guidelines except as otherwise provided in the applicable committee’s charter:

(1)

Each committee will meet at least once each year, or more frequently as deemed necessary by the committee. The chair or any two members of a committee may call a meeting of the committee with notice in writing of not less than forty-eight (48) hours, exclusive of Saturdays, Sundays and holidays, unless notice is waived by all members of the committee.

	(2)	Committee Chairs, in consultation with committee members and management, will set the frequency and length of Committee meetings.

	(3)	Each committee Chair, in consultation with the appropriate members of management, develops the agenda for committee meetings. Any member of a committee may request an agenda item.

	(4)	If a committee Chair is not present at any meeting of a committee, one of the other members of the committee present at the meeting shall be chosen by the committee to chair the meeting.

(5)

A committee member may participate in a committee meeting by means of such telephone, electronic or other communication facilities. A member participating in such a meeting by such means is deemed to be present at the meeting.

(6)

A committee may invite such director or, in consultation with the CEO, such employees of the Company as may be considered desirable to attend meetings and to assist in the discussion and consideration of the business of the committee.

(7)

A committee may, from time to time, require the expertise of outside resources. Each committee has the authority to engage, set the terms of and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

	(8)	Quorum for the transaction of business at any committee meeting shall be a majority of the number of members of the committee or such greater number as the committee shall by resolution determine.

(9)

At the next Board meeting following each meeting of a committee, the committee chairs report to the Board on the committees’ activities. Minutes of committee meetings are made available to all directors and copies should be filed with the Corporate Secretary.

(10)	Each committee shall annually assess the adequacy of its Mandate and recommend any changes to the Board for approval.

The Board may also from time to time form and empower other committees to carry out duties specified by resolution of the Board.

2.3	Reliance on Management

The Board is responsible for the appointment, oversight and direction of senior management (including through the development and review of position descriptions for the President and Chief Executive Officer and other members of senior management), who are responsible for the conduct of the day to day operations of the Company.

In fulfilling its responsibilities, the Board is entitled to rely on senior management to carry out the Company’s approved strategic and business plans and directions from the Board, and to provide regular detailed reports on their areas of responsibility.

2.4	Interaction with Management

All directors have open access to the Company’s senior management. It is expected that directors will exercise judgment to ensure that their contacts will not distract from the Company’s business operations.

The Board encourages individual directors to make themselves available for consultation with management outside Board meetings in order to provide specific advice and counsel on subjects where such directors have special knowledge and experience.

The Board is also responsible for establishing expectations of senior management and for monitoring corporate performance against these expectations and the Company’s strategic and business plans.

The Board is responsible for determining the extent of authority to be delegated to management and the limitations to be placed on the exercise of that authority. The Board determines the nature and size of transactions that will require the prior approval of the Board and which other limitations should be placed on management’s responsibility or authority.

2.5	Risk Management

The Board should have a continuing understanding of the principal risks associated with the business and it is the responsibility of management to ensure the Board and its committees are kept well informed of changing risks. The Board is also responsible for reviewing the integrity of the Company’s internal controls and management information systems.

2.6	Management Performance and Succession Plans

The Compensation Committee is responsible for assessing the capabilities and performance of senior management, including, the President and Chief Executive Officer. The Board is also responsible for ensuring that adequate plans are in place for senior management succession and training. The CEO’s views as to a successor in the event of unexpected incapacity should be discussed annually with the Corporate Governance and Nominating Committee.

2.7	CEO and Senior Management Compensation

The Compensation Committee is responsible for reviewing and recommending to the Board the form and amount of compensation for the CEO and executive officers. The CEO will not be permitted to attend the Board’s deliberations and voting relating to his or her compensation.

2.8	Communications

(1)

The Board is responsible for approving the content of the Company’s major communications to shareholders and the investing public, including the interim and annual reports, the Management Proxy Circular, the Annual Information Form, any prospectuses that may be issued and significant press releases.

(2)

The Board believes that it is the function of management, led by the CEO, to speak for the Company in its communications with the investment community, the media, customers, suppliers, employees, governments and the general public. It is understood that the Chairman of the Board or other individual directors may, from time to time, be requested by management to assist with such communications.

(3)

It is expected that when communications from shareholders are made to individual directors, management will be informed and consulted to determine any appropriate response to be made by the Board or management, as the case may be.

2.9	Board Performance Evaluation

The Board is responsible for conducting an annual self-evaluation of its size, composition and effectiveness and the contributions of individual directors and for determining the form and amount of compensation for directors.

2.10	Board Independence

The Board must have the capacity, independently of management, to fulfill the Board’s responsibilities and must be able to make an objective assessment of management and assess the merits of management initiatives. Therefore, the Company is committed to the following practices:

	(a)	The recruitment of strong, independent directors, who shall compose a majority of the Board;

(b)

The Board shall affirmatively determine whether each director, or person nominated to be a director, qualifies as independent under the applicable Canadian and U.S. securities laws and regulations and applicable stock exchange rules. Where required by such laws, regulations or exchange rules, the Board shall also determine the independence of each member of a Board committee under the standards of independence applicable to such committee.

(c)

Any director who is deemed independent and whose circumstances change such that he or she might be considered to no longer be an independent director or independent member of a particular committee, shall promptly advise the Board of the change in circumstances;

	(d)	The Corporate Governance and Nominating Committee leads the director selection/evaluation process;

	(e)	The Compensation Committee leads the CEO evaluation process;

(f)	The Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee are fully independent;

(g)	Regular meetings of independent directors:

	(1)	The independent directors meet as a group, without the presence of management or non-independent directors, annually and such other times as they consider appropriate.

	(2)	The purpose of the meeting will be to provide an opportunity for the independent directors to raise issues that they did not wish to discuss with management present.

2.11	Board Size and Composition

	(a)	Nominees for directors are initially considered and recommended by the Corporate Governance and Nominating Committee approved by the entire Board and elected annually by the shareholders.

(b)

A majority of directors comprising the Board must qualify as independent directors within the meaning of all applicable legal and regulatory requirements including, without limitation, all applicable Canadian and U.S. securities laws and regulations and the rules of each stock exchange on which the Company’s securities are listed.

(c)

The Board is committed to reviewing its size periodically and currently considers eight directors to be an appropriate number for the size of the Company and sufficient to provide an appropriate mix of backgrounds and skills for the stewardship of the Company.

(d)

At its meeting to approve the Information Circular for the Annual General Meeting of the shareholders of the Company, the Board shall consider and determine whether each director or director nominee is independent.

	(e)	The Chairman of the Board will be selected by the Board. The Board may select the Chief Executive Officer as Chairman if that seems best for the Company at a given point in time.

2.12	Director Terms

Directors are elected or re-elected annually by shareholders. There is an informal expectation by the Board that each director will commit to serving their term at least until the next annual shareholders meeting. Between annual meetings of shareholders, the Board may appoint directors to serve until the next meeting, as appropriate.

2.13	Appointment and Remuneration of Auditors

The Audit Committee shall, subject to shareholder approval, if required, be responsible for the engagement, remuneration and review of the performance of the Company’s auditors.

2.14	Code of Business Conduct and Ethical Behavior

(a)

All directors, officers and employees are bound by the Company’s Code of Business Conduct and Ethics. All who are affected by the Code review it and directors and officers acknowledge their support and understanding of the Code.

(b)

Directors must never be in an undisclosed conflict of interest with the Company. A director who has a real, perceived or potential conflict of interest regarding any particular matter under consideration should advise the Board, refrain from debate on the matter and abstain from any vote regarding that matter.

(c)

The Corporate Governance and Nominating Committee has responsibility for monitoring compliance with the Code of Business Conduct and Ethics, authorizing any waiver granted in conjunction with the Code of Business Conduct and Ethics (provided, however, that any waiver granted with respect to a director or executive officer must be granted by the Board, and the Corporate Governance and Nominating Committee may delegate the approval of waivers with respect to non-officer employees), and overseeing the appropriate disclosure of such waivers.

2.15	Board Meetings

	(a)	The Board meets a minimum of four times per year, usually every quarter.

	(b)	The Chairman of the Board, in consultation with the CEO and the Corporate Secretary, develops the agenda for each Board meeting.

	(b)	The members of the Board are required to have reviewed board materials in advance of the meeting and be prepared to discuss such materials at the meeting.

	(c)	The Board may adopt the use of consent resolutions for its convenience from time to time.

(d)

Fifty percent (50%) of the number of the directors holding office constitutes a quorum for the transaction of business at a meeting and a quorum of directors may exercise all the powers of directors at a meeting. No business shall be transacted by the directors at a meeting unless a quorum is present.

(e)

A director may participate in a Board meeting by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

(f)

Directors will maintain the absolute confidentiality of Board deliberations and decisions and information received at meetings, except as may be specified by the Chair, if the information is publicly disclosed by the Company, or as required by applicable law. The views or opinions of individual directors or managers shall be treated with an appropriate level of respect and confidence.

(g)

Directors are expected to attend all meetings of the Board and the Committees upon which they serve, to come to such meetings fully prepared (including full review of all documentation sent prior to the meeting) and to remain in attendance for the duration of the meeting. Where a director’s absence from a meeting is unavoidable, the director should, as soon as practicable after the meeting, contact the Chair, the CEO or the Corporate Secretary for a briefing on the substantive elements of the meeting.

2.16	Special Meetings of the Board

	(a)	Special meetings of the Board may be held at any time at the call of the Chairman of the Board and the CEO, or any two directors.

(b)

Notice of a special meeting of the Board shall be given to all directors. Such notice shall be sent at least twenty-four (24) hours, exclusive of Saturdays, Sundays and holidays, before the time fixed for the meeting. If all directors are present at such meeting, notice thereof may be waived by them. If notice of the meeting is waived, all directors must sign a waiver.

2.17	Board Minutes

The Chairman of the Board, the CEO and the directors shall be provided with the draft minutes of each meeting of the Board at the next Board meeting. The approved minutes serve as the official record of the Board meeting.

2.18	Information for Board Meetings

(a)

All materials submitted for consideration by the Board or by a committee become part of the record of the Board and shall be deposited with the Corporate Secretary for maintenance, safekeeping and access.

(b)

Materials assembled in support of Board meetings will be coordinated by the CEO and the Corporate Secretary will distribute them with the Board meeting agenda, not less than 2 business days prior to the meeting.

(c) Materials distributed to the directors in advance of Board meetings shall be concise, yet complete and prepared in a way that focuses attention on critical issues to be considered.

(d)

Reports may be presented during Board meetings by directors, management or staff or by invited outside advisors. Presentations on specific subjects at Board meetings shall briefly summarize the materials sent to directors so as to maximize the time available for discussion on questions regarding the material.

(e)

It is recognized that under some circumstances, due to the confidential nature of matters to be discussed at a meeting, it would not be prudent or appropriate to distribute written material in advance.

(f)

Matters that are brought to the Board for a decision, particularly those of a strategic or financial matter, will be in a format and at a level and type of information that enables the Board to make a decision. The Board and management will agree on the format and the checklist of information items required for the Board to make a decision.